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SECUR!  08033287 !ISSION

ANNUAL AUDITED REPORT
(FORM X-17A-5)
PART III

SEC FILE NUMBER
8-47195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the ~
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
DEC 2 9 2008
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING <u>November 1, 2007</u> AND ENDING <u>October 31, 2008</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
George K. Baum & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>Plaza Colonnade, 4801 Main Street, Suite 500</u>

(No and Street)

Kansas City	Missouri	64112
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dana L. Bjornson, CFO/EVP   (816) 474-1100

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

One Kansas City Place, 1200 Main Street	**Kansas City**	**Missouri**	**64105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X   Certified Public Accountant
- ☐   Public Accountant
- ☐   Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 6 2009

THOMSON REUTERS

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

0811-1007987

OATH OR AFFIRMATION

I, _____Dana L. Bjornson_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____George K. Baum & Company_____, as

of ____October 31_____, 2008_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO/Executive Vice President
Title

_____
Notary Public

LAURA J BRUNTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: July 11, 2011
Commission Number: 07114359

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholder's Equity.
- X (f) Statement of Changes in Subordinated Liabilities.
- X (g) Computation of Net Capital for Broker-Dealers Under Rule 15c3-1.
- X (h) Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3.
- X (I) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent registered public accounting firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

0811-1007987

STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
SEC File Number: 8-47195
October 31, 2008
With Report of Independent Registered Public
Accounting Firm

George K. Baum & Company

Statement of Financial Condition

October 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
George K. Baum & Company

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company) as of October 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of George K. Baum & Company at October 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
December 24, 2008

George K. Baum & Company

Statement of Financial Condition

October 31, 2008

Assets

Cash and cash equivalents		$ 7,209,708
Receivables from customers		31,025,244
Receivables from brokers, dealers, and clearing organizations		7,523,942
Securities owned, at fair value:		
U.S. government obligations	$ 1,850,128	
State and municipal obligations	15,151,433	
Corporate debt obligations	36,318	
		17,037,879
Fixed assets, net		1,338,507
Prepaids and other assets		6,289,148
		$ 70,424,428

Liabilities and stockholder's equity

Payables to customers	$ 860,123
Payables to brokers, dealers, and clearing organizations	29,154,724
Accrued compensation and benefits	10,761,200
Other liabilities and accrued expenses	6,345,326
	47,121,373
Subordinated liabilities	4,304,047
Stockholder's equity	18,999,008
	$ 70,424,428

See accompanying notes.

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2008

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which provides a range of investment banking services, is a leading underwriter of tax-exempt securities.

2. Significant Accounting Policies

Revenue Recognition

Securities transactions and related commissions and trading revenues, primarily principal transactions, and expenses are recorded on a trade-date basis. Underwriting revenues are recorded on the closing date of the transactions, net of syndicate expenses. Interest income is recorded on the accrual method. Advisory and remarketing fee income is recorded when the services to be performed are completed. Any payments received in advance of the service period are recorded as unearned revenue. As of October 31, 2008, the amount of unearned revenue was $896,000.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on published market prices. If no published market prices exist, fair value is based on other relevant factors including dealer price quotations and valuation pricing models, which take into consideration time value, liquidity, and volatility factors underlying the securities.

2. Significant Accounting Policies (continued)

Receivables from and Payables to Customers, Brokers, Dealers, and Clearing Organizations

Receivables from and payables to customers, brokers, dealers, and clearing organizations include amounts due on security transactions, margin lending, securities failed to deliver, and securities failed to receive. Securities owned by customers, but not fully paid for, are held as collateral against the receivables. Such collateral is not reflected in the statement of financial condition. Included in payables to customers are free credit balances of $856,613.

Prepaids and Other Assets

Prepaids and other assets are comprised principally of the cash value of life insurance contracts owned in connection with the Company's deferred compensation plan and loans to employees. The cash value of these life insurance contracts are invested in assets that directly correlate to the return on the investment options secured by the participants in the deferred compensation plan. The loans to employees are generally forgivable based on continued employment.

Fixed Assets

Fixed assets are recorded at cost and consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the estimated useful lives of the assets. Fixed assets are presented net of accumulated depreciation and amortization of $1,239,255.

Income Taxes

The Parent filed an election, which was approved by the Internal Revenue Service, to be treated as an S corporation for income tax purposes effective January 1, 2007, at which time the Company filed an election to be treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the shareholders of the Parent.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Statement of Financial Accounting Standards (SFAS) No. 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning November 1, 2008. The Company's adoption of SFAS No. 157 did not have a material impact on its financial condition.

3. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution is comprised of both formula based and discretionary amounts.

Certain employees participate in a deferred compensation plan offered by the Company. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years.

4. Lease and Other Long-Term Obligations

The Company is obligated to pay rent for office space under noncancelable operating leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments for years ending October 31 are as follows:

	Minimum Annual Rental Payments
2009	$ 2,277,474
2010	2,066,680
2011	1,797,125
2012	1,628,316
2013	1,424,588
Thereafter	6,155,429
	$ 15,349,612

The Company has a long-term obligation consisting of two annual payments of $1,900,000. This obligation is included in other liabilities and accrued expenses and has an unamortized discount of $117,860 at October 31, 2008.

5. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

5. Commitments and Contingencies (continued)

In the ordinary course of business, the Company is involved, from time to time, in investigations and reviews by government agencies and its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company. Also, the Company is one of over 30 securities dealers and other financial firms that have been named as defendants in lawsuits brought by certain municipal issuers for the benefit of a yet to be determined class of municipal issuers seeking indeterminate damages. The lawsuits allege improper pricing and bidding procedures in the municipal derivatives industry. As the plaintiffs have not been clients of the Company and no class has been certified at this early stage, the Company cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposure.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, is the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and ongoing monitoring of market exposure and counterparty risk.

6. Short-Term Borrowings

In the ordinary course of business, the Company borrows funds under uncommitted lines of credit. Short-term borrowings are secured by Company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had no outstanding borrowings at October 31, 2008.

7. Subordinated Liabilities

The Company has subordinated liabilities of $4,304,047 relating to the Company's deferred compensation plan. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission (the SEC) rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be paid out. Included in other assets is an amount of $777,410 that represents the decrease in fair value of the Company's obligation under the deferred compensation plan as of October 31, 2008.

8. Financial Instruments

The Company's financial instruments are recorded at fair value or contract amount, which approximates fair value, in the Company's statement of financial condition. Financial instruments that are recorded by the Company at contract amounts include receivables from and payables to brokers, dealers, and clearing organizations; receivables from and payables to affiliates and customers; and subordinated liabilities. The financial instruments carried at contract amounts have short-term maturities (one year or less), are repriced frequently, or bear market interest rates.

9. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement. Additionally, the Company has a facilities and support services arrangement with Prairie Capital Management LLC (PCM), an equity method investment of the Parent, under which PCM provides the Company operational support services for a portion of the Company's customers.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2008, the Company had net capital of $18,217,816, which was 59% of aggregate debit balances and $17,597,311 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

